EXHIBIT 99.1

Galapagos appoints Andrew Dickinson as Non-Executive Non-Independent Director to its Board

Mechelen, Belgium; 26 March 2024, 21:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that during its meeting of 26 March 2024, the Board of Directors appointed Mr. Dickinson as Non-Executive Non-Independent Director by way of cooptation.

Andrew Dickinson is Gilead's Chief Financial Officer (CFO) and replaces Daniel O’Day, Gilead’s Chairman and Chief Executive Officer (CEO), who was a member of the Galapagos Board of Directors from 22 October 2019 to 26 March 2024.

Mr. Dickinson joined Gilead in 2016. Prior to his current role as CFO, he served as head of the company’s corporate development and strategy group. Before joining Gilead, Mr. Dickinson worked at Lazard as global co-head of the healthcare investment banking division. Earlier in his career, he served as general counsel and vice president of corporate development at Myogen, Inc., which was acquired by Gilead in 2006. Mr. Dickinson is also a member of the Board of Directors of Sutter Health.

“On behalf of the Galapagos Board of Directors, I am very pleased to welcome Andy to our Board,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos. “Andy brings valuable experience in corporate development, financial transactions and investment decision making to our Board as we continue to position our company for value creation for all our stakeholders. The Board and I also want to sincerely thank Dan for his valuable contributions to the Galapagos Board of Directors.”

“I am honored to step into Dan’s role as a member of the Galapagos Board of Directors,” said Mr. Dickinson. “I look forward to working with the team and to contributing to the company’s mission of pioneering on behalf of patients and accelerating innovation to address important medical needs.”

About Galapagos

We are a biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

Contacts

Media inquiries Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements

This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the appointment of a new director. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs, and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from the appointment of the new director. A further list and description of these risks, uncertainties and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’.